UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 3, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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HOLDING(S) IN COMPANY

MAJOR SHAREHOLDER NOTIFICATION

In accordance with Section 29 of the Securities Trading Act, Novo Nordisk hereby reports that The Capital Group Companies on 29 August 2008 informed Novo Nordisk that the voting rights attributable to their shareholding in Novo Nordisk are now below the threshold of 5% The Capital Group Companies now holds 63,668,444 B shares of DKK 1 equal to 10.04% of the total share capital in Novo Nordisk, corresponding to 3.98% of the voting rights.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


FURTHER INFORMATION:
Media:                             Investors:

Elin K Hansen                      Mads Veggerby Lausten
Tel (direct): (+45) 4442 3450      Tel (direct): (+45) 4443 7919
ekh@novonordisk.com                mlau@novonordisk.com

                                   Hans Rommer
                                   Tel (direct): (+45) 4442 4765
                                   hrmm@novonordisk.com

In North America:
Sean Clements
Tel (direct): (+1) 609 514 8316
secl@novonordisk.com

Company Announcement no 55 / 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 3, 2008                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer